Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC.QB – BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.684.6024

September 15, 2014

BATTLE MOUNTAIN GOLD INC. ANNOUNCES HYPERSPECTRAL SURVEYS COMPLETED OVER ITS LEWIS GOLD-SILVER PROPERTY SUCCESSFULLY DELINEATE EIGHT NEW TARGET AREAS

Battle Mountain Gold Inc. (the “Company”) (TSX-V: BMG) is pleased to announce results from an integrated airborne hyperspectral and ground spectroscopy survey completed recently over its Lewis gold-silver property, which lies near the town of Battle Mountain in Nevada. The survey results identify known mineralized zones and delineate eight new target zones.

At least eight mineralized zones were previously recognized in the Lewis property (Figure 1). The best understood gold-silver systems to date include the Virgin, Buena Vista, White-Shiloh and Trinity structural zones, which are open along strike and at depth. Gold- and silver-bearing portions of these zones exceed 1,200 m for the Virgin, 1,300 m for Buena Vista, 900 m for White-Shiloh and 1,600 m for Trinity. Recent geochemical sampling of these zones and news areas of mineralization indicate rock results of up to 99.9 g/t Au, 1490 g/t Ag, 11.0% Pb and 6.2% Zn (Figure 2). The samples were collected from steeply dipping, northerly- and northwesterly-striking fault and fracture zones that are typically illitic clay-altered and characterized by iron-oxides that have formed from the weathering of pyrite, galena, sphalerite and locally arsenopyrite. For a more complete summary of these geochemical results, refer to Company press release of September 2nd, 2014.

Hyperspectral imagery (HSI) was acquired over the Lewis property and portions of the adjacent Newmont mine operations on July 13th, 2014 by SpecTIR LLC using an AISA Eagle/Hawk Dual (Dual) hyperspectral camera system carried by a light aircraft. Approximately 65 Km2 of data were acquired with a nominal ground resolution of 2 m. The Dual system acquired 360 spectral bands between 400 and 2,450 nanometers with spectral resolutions ranging from the visible to shortwave infrared. Similar types of hyperspectral analysis have delineated mineral zoning and directions to ore-bearing structures in gold- and silver-bearing deposits elsewhere in Nevada (e.g., Goldfield), Utah (e.g., Tintic District), Mexico (e.g., Fresnillo region) and Chile (e.g., Los Chimberos).

A ground-based spectroscopy survey was completed in support of the airborne survey, during August 19th to 25th. A total of 272 surface samples and 81 drill-core samples were analyzed using a TerraSpec Pro spectrometer. The results of the airborne- and ground-surveys have been integrated with local geology to produce a coherent interpretation over the project area.

The airborne survey indicates that zones of HSI illite coincide with most of the eight known mineralized structures and delineate eight new areas that have yet to be prospected extensively by the Company or previous explorers (Figure 3). In gold- and silver-bearing structural zones, HSI illite commonly occurs with HSI hematite and jarosite, which are iron-oxide minerals that developed from the weathering of sulfide minerals. There is a close spatial coincidence of HSI hematite and jarosite to known prospects and structures. HSI jarosite coincides particularly well with mineralized dumps and prospects.

The HSI shows varying degrees of illite crystallinity throughout the Lewis property (Figure 3). Illite of high crystallinity indicates formation at higher temperatures than illite of low crystallinity. Zones of high illite crystallinity may indicate potential for higher gold- and silver-grades, as observed in epithermal deposits located in Nevada and elsewhere. The hyperspectral survey identified several zones of ammonium-illite. Ammonium-illite has the potential to delineate structures that tap gold-rich zones at depth, as indicated for Carlin-type gold deposits in Nevada (e.g., Goldstrike and Jerritt Canyon) and epithermal gold deposits in Argentina (e.g., Esquel). Hematite typically occurs within zones of ammonium-illite hosted in the Nevada Carlin-type deposits.

The spectroscopy ground-survey work confirms the HSI illite, hematite and jarosite results and adds information that is not evident in the airborne imagery. Additional prospective zones of ammonium-illite, hematite and jarosite were discovered. Several mineralized structures, some of which were not previously known to the Company, were sampled for assay during the field spectroscopy survey. These results are pending. Additional sampling and mapping of the new spectral anomalies are given a high priority and will form part of the ongoing exploration program.

The Company is in the process of digitizing down-hole geology logs and multi-element assays for more than 250 drill-holes completed by Hart River, Barrick and Sante Fe during the 1980s and 1990s. The inclusion of this information will more than double the digital drill-hole database, which previously consisted of 224 drill-holes in the Virgin-Buena Vista area. Most of the added holes are less than 150 m deep and collared in the Trinity, White-Shiloh, Hider and Circle Peak areas. This data will assist in the creation of three-dimensional models for mineralized structures and favorable rock units external to the Virgin-Buena Vista area, and ensure that high-grade gold-silver zones are targeted for diamond drilling.

The Company can now image in three-dimensions the results of a previous Quantec TITAN - IP survey from 2003 and a Zonge IP survey from 2007 completed over the Virgin and Buena Vista areas. This data will be integrated with three-dimensional geology modelling, which will commence after the re-logging of selected diamond and RC drill-holes in the Virgin and Buena Vista systems.

The Lewis property consists of a 2,225 hectare (5,500 acre) land position directly adjacent to Newmont’s Fortitude open-pit mine. As of December 31st, 2013, the combined reserves and resources of the Fortitude and other deposits in the Phoenix mine complex contain 271 metric tonnes of gold (8.7 million troy ounces Au), 3,614 metric tonnes of silver (116 million troy ounces Ag) and 1.03 million metric tonnes of copper (2.27 billion pounds Cu) as set out in Newmont’s 2013 Annual Report. The Lewis property consists of seven patented and 360 unpatented mining claims. Historic mining of gold, silver and base metals occurred along several northerly-trending lodes in the claim group.

The Company commenced current exploration of the Lewis property in late June. The work program consists of detailed geological surface mapping (1:2,000-scale) and geochemical rock sampling, with an emphasis on the geometric controls to gold-silver-and base metal-bearing fault and fracture systems. These target structures cut across several rock formations that have properties conducive to metals deposition, including the same formations that host ore in the Fortitude mine, located directly to the south.

Dr Steve Garwin, the Technical Director of the Company and previous Chief Geologist for Newmont – Nevada (2000-2002), comments:

“The results of the airborne- and ground-based spectral surveys demonstrate the ability of these methods to identify known mineralized systems, which remain open along strike and at depth. Equally as important, the integrated survey delineates eight new target zones. Preliminary follow-up of the spectral anomalies in the field has identified mineralization that was previously unknown to the Company. Future mapping and sampling will quantify the size and gold-silver grades of these areas as part of our ongoing work program.”

Qualified Person
Steve Garwin PhD, FAIG, FAusIMM, FSEG and Director of Battle Mountain Gold Inc. is a qualified person, as defined by NI 43-101. He is responsible for the preparation of the technical information in this news release.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com.

On behalf of the Board of Directors of
BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”
Chet Idziszek, President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility of the adequacy or accuracy of this release.

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Lewis Property
Reno
Las Vegas
Miles
0
100
Nevada, USA
Location Map
R 43 E
1,600,000 survey ftE
1,610,000 survey ftE
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
T 32 N
T 31 N
N
Newmont
N. Hider Fault
Antler Peak
Newmont
Circle Peak
Circle Peak Fault
White & Shiloh
Hider
Hider Fault
White and Shiloh Fault
Cow Canyon
Trinity Fault
Trinity
Central Virgin
Plumas Fault
Buena Vista South
Buena Vista Fault
Virgin
Meager
NEWMONT
Phoenix Mine Property
Fortitude Open Pit
Southwest Peak
Filipinni
Copper Canyon
Pp
Pj
Pap
Pb
Ch
Dac
Ov
Tag
Symbols
Contact
Thrust fault
Fault
Anticline, showing crestline
Syncline, showing crestline
U.S. public lands survey grid (Township and Range)
Mineralized zone
Mine, open pit
Ore body
Claim boundary
Geological Explanation
Tag Altered Granodiorite
Pj Jory Member of the Havallah Fm
Pp Pumpernickle Formation
Pem Edna Mountain Formation
Pap Antler Peak Formation
Pb Battle Mountain Formation
Ch Harmony Formation
Dac Scott Canyon Formation
Battle Mountain Gold Inc.
Battle Mountain District
Lander County, Nevada, USA
Lewis Property
Mineralized Areas
Figure 1
0
0.5
1
2
kilometres

Figure 2: Gold in rock results and geology for the Lewis property of Battle Mountain Gold Inc. Assay values  > 10 g/t Au are indicated.

500m
Circle Peak
White - Shiloh
Trinity
Apex
NH$_4$-illite in ground-survey
Galena
Buena Vista
Virgin
open-pit
Legend
Illite crystallinity
Low
High
Ammonium (NH$_4$)-illite
New spectral anomaly (illite-dominant)
Thrust fault
Normal fault

Figure 3: Hyperspectral illite and structural geology of the Lewis property, showing illite crystallinity, ammonium-illite and new spectral anomalies.